SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.
(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share
(Title of Class of Securities)

898697107
(CUSIP Number of Class of Securities)

Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
(416) 535-0123
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$5,828,863.04	$667.99

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of an aggregate of 7,569,952 shares of common stock, no par value per share, at the maximum tender offer price of $0.77 per share in cash, which includes 6,500,000 shares purchased under the offer, and an additional 1,069,952 shares purchased upon the exercise of the registrant’s right to purchase an additional 2% of its outstanding shares, based on 53,617,289 shares outstanding as of January 20, 2012.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $573.58	Filing Party: Tucows Inc.
Form of Registration No.: SC TO-I File No. 005-49487 (December 20, 2011)	Date Filed: (December 20, 2011)

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.
☒           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐           Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by Tucows Inc., a Pennsylvania corporation (“Tucows”), with the Securities and Exchange Commission (the “SEC”) on December 20, 2011, as amended by Amendment No. 1 to the Schedule TO, filed by Tucows with the SEC on December 30, 2011, as further amended by Amendment No. 2 to the Schedule TO, filed by Tucows with the SEC on January 4, 2012, which relates to the tender offer by Tucows to purchase 6,500,000 shares of its common stock, no par value per share, or such fewer number of shares as are properly tendered and not properly withdrawn.    Tucows has offered to purchase these shares at a price not greater than $0.77 per share nor less than $0.73 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Tucows’ offer is made on the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated January 4, 2012, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer”.

This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. The information contained in the Offer is incorporated herein by reference in response to all applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by the following:

 On January 23, 2012, Tucows issued a press release announcing the preliminary results of its Offer, which expired at 5:00 p.m., New York City time, on Friday, January 20, 2012. A copy of the press release is filed as Exhibit (a)(5)(C) to this Amendment No. 3 and is hereby incorporated herein by reference.

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(C)                 Press Release, dated January 23, 2012

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ MICHAEL COOPERMAN Michael Cooperman Chief Financial Officer
January 23, 2012

EXHIBIT INDEX

(a)(1)(A)**	Amended Offer to Purchase, dated January 4, 2012

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)**	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2011

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2011

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)-(4)	Not applicable

(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated December 20, 2011

(a)(5)(B)*	Press Release, dated December 20, 2011

(a)(5)(C)	Press Release, dated January 23, 2012

(b)(1)
Offer Letter, dated July 27, 2011, between Tucows.com Co and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2011).

(b)(2)
Operating Loan Agreement, dated September 10, 2010, between Tucows.com co. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010).

(b)(3)
Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010).

(b)(4)
Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007).

(b)(5)
Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007

(b)(6)
Security Agreement, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.3 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007

(d)(1)
Tucows Inc. Amended and Restated 2006 Omnibus Equity Compensation Plan, as amended (incorporated by reference to Exhibit 99(d)(1) filed with Tucows' Schedule TO, as filed with the SEC on September 17, 2010)

* Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on December 20, 2011.

** Incorporated by reference to the relevant exhibit to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on January 4, 2012.